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                                                                     Exhibit (o)

                        NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
                                 MULTIPLE CLASS PLAN



          This Multiple Class Plan ("Plan") has been prepared, pursuant to the requirements of rule 18f-3(d) under the Investment Company Act of 1940 ("Investment Company Act" or "Act"), in connection with the offer and sale of shares of the various series of Nicholas-Applegate Institutional Funds (the "Trust"). Each series (each a "Fund" and collectively the "Funds") of the Trust is a multiple class fund within the meaning of rule 18f-3.

          In accordance with the requirements of rule 18f-3, this Plan describes the differences among the classes of shares that are issued by the Funds, including the distribution arrangement that pertains to each class, the methods of allocating expenses relating to those differences, and the conversion features or exchange privileges relating to the classes.



                                    I.  BACKGROUND

          The Trust is an open-end investment company registered under the Investment Company Act. The Trust currently has 19 series, and may have other Funds in the future. Each Fund has differing investment objectives and policies.

          Each Fund currently offers Class I shares, and certain Funds also offer Class R shares. The Classes of each Fund represent interests in the same portfolio of investments held by the Fund and, except as described below, are identical in all respects. The Classes differ in the following respects: (1) in the shareholder service plan attributable to Class R shares but not Class I shares; (2) in the distribution plan attributable to Class R shares of certain Funds but not Class I shares of such Funds; (3) in the expenses that may be incurred by or allocated to one Class as compared to the other, and in the expense limitations applicable to one Class as compared to the other; (4) in the types of investors eligible to purchase Class I and R shares; (5) in the exchange privileges of each Class; and (6) in the voting rights accorded to each Class. These differences are discussed below in more detail.


                            II.  DISCUSSION OF DIFFERENCES


A.   DISTRIBUTION PLAN ARRANGEMENTS


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          Class R shares of certain Funds are subject to a Rule 12b-1
Distribution Plan. Pursuant to the Rule 12b-1 Distribution Plan, Class R shares of each such Fund pay the Fund's Distributor an annual fee of up to 0.25% of the average net assets of the Fund attributable to Class R shares.

B.   SHAREHOLDER SERVICE PLAN ARRANGEMENTS

          Class R shares are subject to a Shareholder Service Plan (the "Service Plan"). Pursuant to the Service Plan, Class R shares of each Fund pay the Fund's Distributor an annual fee of up to 0.25% of the average net assets of the Fund attributable to Class R shares.

C.   ELIGIBLE INVESTORS.

          Class R shares are offering primarily to qualified retirement plans, certain financial institutions, and asset allocation programs through the Distributor and unaffiliated broker-dealers. Class I shares are available only to institutions and certain asset allocation programs through the Distributor.

D.   EXPENSE LIMITATIONS.

          The Trust's Adviser has agreed that, until March 31, 2000, it will reduce its investment advisory fee and pay or reimburse each Fund for other operating expenses as necessary to ensure that certain expenses of the various Classes of shares of the Fund will not exceed a specified percentage of the Class' average daily net assets on an annualized basis. Any such fee reductions and reimbursements will be allocated among the Classes of a Fund in accordance with the preferential dividend requirements of Subchapter M of the Internal Revenue Code of 1986, as amended. A Fund will reimburse the Adviser for fees foregone or other expenses paid by the Adviser in any fiscal year pursuant to the expense guarantee at a later date, without interest, so long as such reimbursement will not cause the annual expense ratio for the year in which it is made to exceed the amount of the expense guarantee. The reimbursement obligation will expire on the later of March 31, 2002 and the fifth full fiscal year after the year in which the fees were waived or expenses paid. No Fund will be required to repay any unreimbursed amounts to the Adviser upon termination of its investment management contract with respect to the Fund.

E.   ALLOCATION OF EXPENSES

          Certain expenses of a Fund will be allocated solely to a particular Class of shares of the Fund because they relate only to the expenses of that Class. Such expenses may include:

     (a) distribution and shareholder servicing fees pursuant to the Distribution


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          Plan and the Shareholder Service Plan; and

     (b) any other incremental expenses that should be properly allocated to a particular Class of shares.

          Other expenses of each Fund will be allocated to all Classes of shares of the Fund in accordance with the requirements of rule 18f-3(c). These include the management fee paid to the Adviser to the Fund; the custodial fee; and certain other expenses of the Fund. These expenses will be allocated to each Class of a Fund based on the net asset value of such Class in relation to the net asset value of the Fund.

F.   EXCHANGE PRIVILEGES

          Shareholders of either Class of a Fund may exchange their shares only for shares of the same Class of any of the other Funds, at the respective net asset values determined after receipt of the request in good order.

J.   VOTING OF SHARES

          The voting rights of each shareholder of a Fund are the same, except that Class R shares will have the exclusive right to vote on matters relating to the Distribution Plan, to the extent that such a shareholder vote is required by the Investment Company Act or otherwise requested. Rule 12b-1 adopted by the Securities and Exchange Commission under the Investment Company Act requires that (i) any amendment of the Distribution Plan to increase materially the costs which Class R shares of a Fund may bear for distribution services under the Plan must be approved by a vote of a majority of the outstanding Class R shares of the Fund; and (ii) the Distribution Plan may be terminated at any time with respect to Class R shares of a Fund by the vote of a majority of the outstanding Class R shares of the Fund. Each shareholder is entitled to one vote for each full share held and fractional votes for fractional shares held. Shareholders will vote in the aggregate and not by Class or Fund, except as noted above and where otherwise required by law (or when permitted by the Board of Trustees).



Adopted on February 19, 1999